August 30, 2024

Andrew Silvernail
Chief Executive Officer
International Paper Co.
6400 Poplar Avenue
Memphis, Tennessee 38197

       Re: International Paper Co.
           Preliminary Proxy Statement on Schedule 14A
           Filed August 23, 2024
           File No. 001-03157
Dear Andrew Silvernail:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed August 23, 2024
General

1. We note your disclosure that the New International Paper Shares will be issued pursuant to an exemption from the registration requirements provided by Section 3(a)(10) of the
       Securities Act. Please provide us with a detailed factual and legal analysis setting forth why you believe you may rely on this exemption. Please also revise your disclosure where appropriate in the proxy statement to discuss the exemption in further detail. Refer to
       Staff Legal Bulletin No. 3A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any questions.
 August 30, 2024
Page 2



                      Sincerely,

                      Division of Corporation Finance
                      Office of Manufacturing
cc:   Lorenzo Corte